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                    August 13, 2020

       Davis O. O   Connor
       Vice President, General Counsel and Secretary
       Centennial Resource Development, Inc.
       1001 Seventeenth Street, Suite 1800
       Denver, Colorado 80202

                                                        Re: Centennial Resource
Development, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 6,
2020
                                                            File No. 333-241649

       Dear Mr. O   Connor:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Energy & Transportation
       cc:                                              John M. Greer, Esq.